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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 19, 2002

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                      TELE CELULAR SUL PARTICIPACOES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
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                 (Translation of registrant's name into English)


                     RUA COMENDADOR ARAUJO, 299 - 3(0) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F   X          Form 40-F
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   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                     No   X
                             -----                  -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                      TELE CELULAR SUL PARTICIPACOES, S.A.

                                TABLE OF CONTENTS


  ITEM
  ----
   1.    Press Release entitled "Tele Celular Sul Participacoes S.A.
         Extraordinary Shareholders' Meeting" dated November 18, 2002

                                                                          Item 1

                          [TELE CELULAR SUL LETTERHEAD]


      CONTACT

           PAULO ROBERTO CRUZ COZZA
           Chief Financial Officer and Director of Investor
           Relations

           JOANA DARK FONSECA SERAFIM
           Investor Relations
           55 (41) 312-6862
           jserafim@timsul.com.br

           RAFAEL J. CARON BOSIO
           Investor Relations
           55 (41) 9976-0668
           rbosio@timsul.com.br

           WEBSITE
           http://tsu.infoinvest.com.br/index_eng.asp

                       TELE CELULAR SUL PARTICIPACOES S.A.
                             ANNOUNCES EXTRAORDINARY
                              SHAREHOLDERS' MEETING


CURITIBA, NOVEMBER 18, 2002 - Tele Celular Sul Participacoes S.A. (NYSE: TSU;
BOVESPA: TCLS3;TCLS4) ("TSU" or "The Company"), the holding company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunications services in southern Brazil, informs that the Company has published convocation for Extraordinary Shareholders' Meeting to be held at the Company's headquarters. The meetings will be held on December 18, 2002 at 11:00 a.m. The following issues will be addressed:

AGENDA:


a) To update the Company' s Bylaw in order to comply to the law 10,303 of October 31, 2001. The following articles will be updated:

1.    Chapter I - COMPANY DESCRIPTION - To update the articles 1, 2I, 2II and 3;
2.    Chapter II - CAPITAL- To update the articles 6 and 10;
3. Chapter III - GENERAL MEETING - To update the articles 13 XVIII, 13 XVI, 13 XVII, 14 and 15;
4. Chapter IV - COMPANY MANAGEMENT - To update the articles 21 to 27 and articles 29 to 31;
5.    Chapter V - STATUTORY AUDIT COMMITTEE - To update articles 33 and 36;
6.    Chapter VI - FISCAL YEAR AND FINANCIAL STATEMENTS - To update article 38;

b) Election of a Board of Director's member.
Proxies must be filed at the Company's headquarter, no later than 24 hours before the Meeting is held.

Tele Celular Sul Participacoes S.A. shareholders whose shares are held by the fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodial agent and must be presented no later than 2 (two) days before the Meetings.

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                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      TELE CELULAR SUL PARTICIPACOES, S.A.


Date: November 19, 2002               By: /s/ Paulo Roberto Cruz Cozza
                                         -------------------------------------
                                         Name:  Paulo Roberto Cruz Cozza
                                         Title: Chief Financial Officer